UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Integrated Measurement Systems, Inc.
(Name of Issuer)

Common Stock
(Title and Class of Securities)

457923100
(CUSIP Number)

January 31, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G

CUSIP No.	457923100	Page 2

1	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

		Invista Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

		(a)
		(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware


NUMBER OF 	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	810,701
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	810,701


9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		810,701

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		10.2

12	TYPE OF REPORTING PERSON (See Instructions)

		IA


SCHEDULE 13G

CUSIP No. 457923100  	Page 3

1	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

		Principal Mutual Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

		(a)
		(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

		Iowa


NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	810,701
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	810,701


9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		810,701

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		10.2

12	TYPE OF REPORTING PERSON (See Instructions)

		HC

Item 1(a).  Name of Issuer:

	Integrated Measurement Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

	9525 S.W. Gemini Drive
	Beaverton, OR  97008

Item 2(a).  Name of Person Filing:

	Invista Capital Management, LLC
	Principal Mutual Holding Company

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

	Invista Capital Management, LLC
	699 Walnut
	1900 Hub Tower
	Des Moines, IA  50309

	Principal Mutual Holding Company
	711 High Street
	Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

	Invista Capital Management, LLC - State of Delaware
	Principal Mutual Holding Company - State of Iowa

Item 2(d).  Title of Class of Securities:

	Common Stock

Item 2(e).  CUSIP Numbers:

	457923100

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

	(e) [X] An investment adviser in accordance with section 240.13d
		1(b)(1)(ii)(E)
	(g) [X] A parent holding company or control person in accordance with
		section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

(a) Amount Beneficially Owned

810,701 Shares Common Stock presently held by Invista Cap. Mgmt
810,701 Shares Common Stock presently held by Principal Mutual Holding
Company

(b) Percent of Class

10.2 Invista Capital Management
10.2 Principal Mutual Holding Company

(c) Number of shares as to which the person has:

(i) Sole Power to Vote or Direct the Vote

0 Invista Cap. Mgmt
0 Principal Mutual Holding Company

(ii) Shared Power to Vote or Direct the Vote

810,701 Shares Common Stock presently held by Invista Cap. Mgmt
810,701 Shares Common Stock presently held by Principal Mutual Holding
Company

(iii) Sole Power to Dispose or to Direct the Disposition of

0 Invista Cap. Mgmt
0 Principal Mutual Holding Company

(iv) Shared Power to Dispose or to Direct the Disposition of

810,701 Shares Common Stock presently held by Invista Cap. Mgmt
810,701 Shares Common Stock presently held by Principal Mutual Holding
Company

Item 5.  Ownership of Five Percent or Less of a Class:

	N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Persons other than the reporting persons have a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. The interest of no such person having such an interest relates to more than five percent of the class

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	See Exhibit attached

Item 8.  Identification and Classification of Members of the Group

	N/A

Item 9.  Notice of Dissolution of Group

	N/A

Item 10(b).  Certification

By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

Principal Mutual Holding Company
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

Dated Monday, February 12, 2001


EXHIBIT 99.1

Invista Capital Management, LLC
Item 3 Classification:
(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.